

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 29, 2010

By U.S. Mail and facsimile to (224) 405-4695

Mr. Roy A. Guthrie
Executive Vice President and Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

> **Re: Discover Financial Services**
> **Form 10-K for Fiscal Year Ended November 30, 2009**
> **File No. 001-33378**

Dear Mr. Guthrie:

We have reviewed your letter filed on April 9, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis

Loan Quality – Delinquencies, page 69

1. We note your response and revised disclosures on pages 57 and 58 in your February 28, 2010 Form 10-Q to prior comment 2, including your belief that loans for which temporary hardship concession have been granted do not constitute a troubled debt restructuring (TDR) principally because the concessions are temporary in nature. Please address the following related to loans modified under your temporary hardship concession program:

    a. Beyond the fact that the concessions are temporary in nature, tell us what accounting literature you relied on as a basis in concluding that the modifications do not constitute TDRs. In this regard, specifically address in your response the fact that because you are not collecting all of the contractual principal and interest due under the original loan terms, it would appear that you may have granted a concession. Further, please also address in your response the fact that it appears that you may <u>not</u> have granted these modifications if the borrower had not been experiencing financial difficulty.

    b. Provide us with additional information regarding how the allowance is established for these loans. To this extent, please address in your response how these loans migrate into and out of various homogenous pools before and after you grant the concession, as well as after the customer fails to make payments as indicated under the modified terms offered on a temporary basis.

2. We note your response and revised disclosures on pages 57 and 58 in your February 28, 2010 Form 10-Q to prior comment 2, including your belief that loans that have been modified through working with consumer credit counseling agencies (CCCA) and which involve smaller concessions do not constitute troubled debt restructurings (TDR). Your response indicates that these modifications are not viewed as TDRs as they are short-term in nature and the concessions are not made solely on the basis of the borrower's financial condition. Furthermore, your response indicates that failure to participate in these programs would increase the likelihood of loss. Please address the following related to loans modified under the CCCA program:

    a. Beyond the fact that the concessions are short-term in nature, tell us what accounting literature you relied on as a basis in concluding that the modifications do not constitute TDRs. In this regard, specifically address in your response the fact that because you are not collecting all of the contractual principal and interest due under the original loan terms, it would appear that you may have granted a concession.

    b. Based on the fact that you believe participation in this program decreases the likelihood of a credit loss, it appears that your rationale for making these modifications is due, at least in part, to the borrower's financial condition. Therefore, even though these may be higher quality borrowers, a predominate reason for pursuing this program is loss mitigation. In this regard, it is unclear why you would otherwise grant the borrower the concession if you did not believe it would improve your ability to collect on the loan because of their financial difficulty. Therefore, tell us in more detail how you considered this fact in determining that you were not making a concession under ASC 310-40-35.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt at (202) 551-3572 or me at (202) 551-3492 if you have questions regarding our comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant